UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020174

March 10, 2004

Michael P. Rogan
Skadden, Arps, Slate, Meager & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2004

Re: Reliant Resources, Inc.
Incoming letter dated February 6, 2004

Dear Mr. Rogan

This is in response to your letter dated February 6, 2004 concerning the shareholder proposal submitted to Reliant by Charlie Gus Nelson, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Enclosures

cc: Charlie Gus Nelson, Jr.
4345 Allen Genoa
Pasadena, TX 77504

1126299

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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February 6, 2004

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Reliant Resources, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Reliant Resources, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Charlie Gus Nelson, Jr. (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

I. The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and (ii) a letter dated January 5, 2004 from the Proponent to the Company, with the Proposal attached thereto (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"Resolved, that the shareholders of RELIANT RESOURCES corporation (the "Company") request the Compensation Committee (the "Committee") of the Board of Directors to adopt a policy requiring its executive officers to retain any shares of the Company common stock acquired through the exercise of stock options or restricted stocks until 90 days after their termination from employment or other service with the Company (except to the extent necessary to pay the exercise price and/or any accompanying tax obligations)."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

II. Bases for Excluding the Proposal

A. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal would Require the Company to Breach Legally Binding Agreements in Violation of State Law.

The Proposal requests that the Compensation Committee of the Board of Directors of the Company adopt a policy requiring the Company's executive officers to retain any shares of the Company's common stock acquired through the exercise of stock options or restricted stock (the "Acquired Shares") for a period of at least 90 days after the termination from employment or other service with the Company. As described below, if the Company were to implement the Proposal, it would result in a breach by the Company of existing employment agreements and other legally binding obligations of the Company, in violation of state law, and, therefore, the Company believes that it its excludable under Rule 14a-8(i)(2).

The Company has issued stock options, restricted stock and Acquired Shares to certain of its executive officers pursuant to either (i) incentive plans and/or other stock option plans approved by the Company's shareholders and related award agreements or (ii) employment, retention or other similar agreements entered into by and between the Company and certain of the executive officers. None of such plans or agreements require any executive officer to whom Acquired Shares have been issued pursuant thereto to hold such Acquired Shares for any length of time following the termination of such executive officer's employment or service with the Company. Consequently, if the Company were to unilaterally impose such a restriction, the action would cause a breach of each plan or agreement pursuant to which any stock options, restricted stock or Acquired Shares are currently outstanding.

More specifically, the Company has issued stock options, restricted stock and/or Acquired Shares to certain of its executive officers pursuant to the Company's 2001 Transition Stock Plan, 2001 Long-Term Incentive Plan, 2002 Stock Plan and 2002 Long-Term Incentive Plan. Each such plan includes a provision which prohibits the Board of Directors of the Company from making an amendment or alteration to the plan that would adversely affect the rights of any participant in the plan under any award previously granted to such participant, without the consent of such participant. A copy of each plan is attached hereto as Exhibits B, C, D and E, respectively.

In addition, the Company has entered into employment agreements with certain of its executive officers that specify, among other things, the vesting schedule related to stock option grants and/or restricted stock awards made pursuant thereto and/or the date upon which stock options granted pursuant thereto may be exercised. The employment agreements provide that once the executive becomes the registered holder of the common stock underlying the stock options or the restricted stock, the executive is free to sell, assign, transfer, pledge or otherwise encumber his or her common stock *at any time*. Thus, contrary to the Proposal, no employment agreement includes any restrictions on the transferability of Acquired Shares.

In previous no-action letters, the Staff has consistently taken the position that shareholder proposals may be excluded from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to breach its existing employment agreements or other contractual obligations. See Selective Insurance Group, Inc. (March 24, 2003) (allowing the exclusion of a proposal that would cause the company to violate employment agreements and unilaterally impose a new condition on the exercise of outstanding stock options); The Gillette Company (March 10, 2003) (allowing the exclusion of a proposal that would cause the company to unilaterally change the terms of an employment agreement to reduce or revoke the benefits granted thereunder); Liz Claiborne, Inc. (March 18, 2002) (allowing the exclusion of a proposal that would cause the company to breach its existing severance agreements); Equimark Corporation (February 13, 1992) (allowing the exclusion of a proposal that would cause the company to breach some existing employment contracts and agreements); and NetCurrents, Inc. (June 1, 2001) (allowing the exclusion of a proposal that would cause the company to breach existing employment agreements or other contractual obligations). Each of the above-referenced plans and agreements are governed by Texas law. Texas law provides that one party cannot unilaterally modify a contract after it has been entered into; instead, both parties to the contract must agree to its modification. See Texas Workers' Compensation Ins. Facility v. State Bd. of Ins., 894 S.W.2d 49, 54 (Tex. Ct. App. 1995); Mandril v. Kasishke, 620 S.W.2d 238, 244 (Tex. Civ. App.— Amarillo 1981, writ ref'd n.r.e.)(citing Kitten v. Vaughn, 397 S.W.2d 530, 533 (Tex.

Civ. App.—Austin 1965, no writ)); and Safeway Managing Gen. Agency for State and County Mutual Fire Ins. Co. v. Cooper, 952 S.W.2d 861, 867 (Tex. Ct. App. 1997). Consequently, the implementation of the Proposal would cause the Company to violate Texas law.

Since the implementation of the Proposal would require the Company to unilaterally modify its existing contractual obligations in violation of Texas law, and breach existing agreements, the Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(2).

B. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(6) Because Implementation of the Proposal is Beyond the Power of the Company to Lawfully Effectuate.

The Company believes that the Proposal may also properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6) because implementation of the Proposal is beyond the power of the Company to lawfully effectuate.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "if the company would lack the power or authority to implement the proposal." The Staff has previously determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded under Rule 14a-8(i)(6). See Selective Insurance Group (March 24, 2003); The Gillette Company (March 10, 2003); Liz Claiborne, Inc. (March 18, 2002); and NetCurrents, Inc. (June 1, 2001).

As described in Section II.A. above, the implementation of the Proposal would cause the Company to breach its existing contractual obligations and, therefore, is beyond the power of the Company to lawfully effectuate. Accordingly, the Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6).

C. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates Rule 14a-9.

The Company also believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a proposal to be excluded if it is contrary to the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits false and misleading statements in proxy material. In particular, Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading.

The Proponent's statement of support contains statements which imply, without factual foundation, that the Company's failure to implement the requested action would encourage executive officers to engage in improper, illegal and/or immoral conduct. For example, in the last sentence of the first paragraph of the statement of support, the Proponent states that "[w]e specifically urge the Company to align its executive officers interest with long-term shareholders interest by limiting the danger of 'pump and dump' stock compensation plans." In the second paragraph of the statement of support, the Proponent states that "[a]n article in the October 11, 2003 issue of The Economist magazine observed that top executives at many corporations have pumped up their company's share price in the short term so that they could exercise their options and dump their stock for a quick profit." Each of the sentences cited above suggests that the Company's executive officers are motivated by greed and self-interest, rather than a concern for the long-term best interests of the Company. However, there is no factual basis upon which to form such a conclusion or to otherwise call into question the character, integrity and personal reputation of the Company's management.

The Staff has found that statements which impugn the character and integrity of a company's management are per se misleading and excludable under Rules 14a-8(i)(3) and 14a-9. See, e.g. POCI, Inc. (April 7, 1992) (statements labeling directors as arrogant and inept should be excised, since in the [S]taff view, these contentions, even if cast as opinions, violate Rule 14a-9) and Kiddie Products, Inc. (April 8, 1988) (statement that members of the management have "very high and ever-increasing salaries and perks" is excludable). In addition, the Staff has previously stated that in certain circumstances a company may properly exclude entire shareholder proposals where they contain false and misleading statements or omit material facts necessary to make such proposals not false and misleading. See Division of Corporation Finance: Staff Legal Bulletin No. 14 –Shareholder Proposals (July 13, 2001) ("[i]n drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate"). In addition, when a proposal and supporting statement "will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." Id. Requiring the Staff to spend an enormous amount of time and resources reviewing proposals and supporting statements that contain "obvious deficiencies in terms of accuracy, clarity and relevance . . . is not beneficial to participants . . . and diverts resources away from analyzing core issues under Rule 14a-8 . . ." Id.

Due to the false and misleading statements set forth in Proponent's statement of support, the Company believes that the Proposal may be omitted from the its Proxy Materials pursuant to Rule 14a-8(i)(3).

D. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to the conduct of the company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001). In its Staff Legal Bulletin No. 14A, the Staff drew a clear distinction between shareholder proposals that relate only to senior executive officers and directors, which are excludable, and shareholder proposals that relate to a broader group of senior executive officers, directors and employees, which, generally, are not excludable. Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002). The Staff has also repeatedly taken the position in no-action letters that shareholder proposals that are not clearly directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). See Ascential Software Corporation (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Lucent Technologies Inc. (November 6, 2001) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that provided for the reduction of the salaries of "all officers and directors" by 50%); Minnesota Mining and Manufacturing Co. (March 4, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations); and Battle Mountain Gold Co. (February 13, 1992) (allowing the exclusion of a shareholder proposal under rule 14a-8(i)(7) that related to either senior executive or other employee compensation unless the proposal was revised to address only senior executives). For the reasons set forth below, the Company believes that the Proposal targets broader compensation policies and practices than senior executive compensation and, therefore, may be excluded from the Proxy Materials.

The Proponent's request that the Company's Board of Directors "adopt a policy requiring its *executive officers* to retain any shares..." (emphasis added) is overbroad since it fails to adequately specify who is included in the term "executive" (i.e., the term may encompass individuals who are not "senior" executives). The Company classifies many of its employees as being within the "executive" ranks of the Company. Commensurate with their experience and levels of responsibility, the compensation of these individuals may be covered by a general "executive compensation policy" even if not all such individuals are considered "senior executive officers" of the Company. The Staff has previously decided that shareholder proposals that are vague, overly broad, fail to adequately define who is included in the definition of "executive" or not clearly restricted to senior executive compensation may be excluded from proxy materials. See Cincinnati Bell, Inc. (February 9, 2000) (allowing the omission of a shareholder proposal that failed to identify who was included in the definition of "executive" and therefore could be read broadly enough to include anyone in the company's management unless the proposal was revised to indicate which employees would be impacted by the proposal) and FPL Group (February 3, 1997) (allowing the omission of a shareholder proposal that addressed compensation of "upper management" and "supervisors" as being overly broad). Since the Proposal can be read broadly enough to encompass a number of individuals who are clearly not "senior" executive officers of the Company, the Company believes that it may be deemed to address "general compensation matters" and, as such, is properly excludable from the Proxy Materials.

When executive compensation and general compensation may be intertwined in a proposal, the Staff has consistently determined that the proposal is not a proper subject for shareholder action and may be excluded as relating to ordinary business operations. See Comshare, Incorporated (September 5, 2001) (allowing the exclusion of a proposal seeking to improve disclosure of a company's strategy for awarding stock options to top executives and directors); AT&T Corp. (February 29, 2000) (proposal seeking to modify a stock-based incentive plan pursuant to which the company made stock option grants to all employees); and BioTechnology General Corp. (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate). Furthermore, the Staff has consistently taken the position that a proposal may be omitted under Rule 14a-8(i)(7) where the proposal deals with matters relating to the conduct of the company's ordinary business, even if the Staff concludes that certain matters covered by the proposal may be outside the scope of ordinary business. See E*Trade Group, Inc. (October 31, 2000) (allowing the exclusion of a proposal when two of the four means suggested to enhance shareholder value related to ordinary business matters and two did not) and Z-Seven Fund, Inc. (November 3, 1999) (allowing for the complete exclusion of a proposal with the Staff "noting in particular that although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters.")

Due to the Proponent's failure to limit the Proposal to compensation of senior executive officers, the Company believes that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7).

III. Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(2) because the Proposal would require the Company to breach existing agreements and contractual obligations in violation of Texas law, (ii) under Rule 14a-8(i)(6) because the Proposal is beyond the power and authority of the Company to lawfully effectuate, (iii) under Rule 14a-8(i)(3) because it violates Rule 14a-9 and (iv) under Rule 14a-8(i)(7) because it deals with a matter that relates to the Company's ordinary business operations. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (202) 371-7550.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael P. Rogan

Michael P. Rogan

cc: Michael L. Jines
Senior Vice President and General Counsel
Reliant Resources, Inc.

Charlie Gus Nelson, Jr.

fax 713-497-0140

January 5, 2004

Via Fax and Mail

Mr. Michael L. Jines
Sr. Vice President and General Council
Reliant Resources, Inc.
1111 Louisiana Street
Houston, TX 77002

Dear Mr. Jines:

I hereby submit the enclosed shareholder proposal for inclusion in Reliant's proxy statement. This proposal is to be distributed to Corporation Shareholders at Annual Meeting of Shareholders in 2004.

The proposal relates to the **"Restricted Stock Plan"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. SEC's Proxy Guidelines.

I am a holder of 1,784 shares of Reliant (Ticker RRI) common stock. I have held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year and intend to hold the shares through the date of the Company's 2004 Annual Meeting of Shareholders. I have included with this letter proof of ownership.

Sincerely,

Charlie Gus Nelson, Jr.

Charlie Gus Nelson Jr.

Resolved, that the shareholders of RELIANT RESOURCES corporation (the "Company") request the Compensation Committee (the "Committee") of the Board of Directors to adopt a policy requiring its executive officers to retain any shares of the Company common stock acquired through the exercise of stock options or restricted stocks until 90 days after their termination from employment or other service with the Company (except to the extent necessary to pay the exercise price and/or any accompanying tax obligations.)

Statement of Support:

According to the performance chart in the Company's 2003 proxy statement, its total return to shareholders dropped over $80 in the 20 month period since its initial public offering in May 2001, which was worse than the performance of its broad market and peer group indexes for the same period. Despite the Company's under performance, in 2002 all its executive officers received increased cash compensation and option grants ranging from 130,000 to 700,000. In our opinion, the Company's compensation needs to be revised. We specifically urge the Company to align its executive officers interest with long-term shareholders interest by limiting the danger of "pump and dump" stock compensation plans.

An article in the October 11th 2003 issue of The Economist magazine observed that top executives at many corporations have pumped up their company's share price in the short term so that they could exercise their options and dump their stock for a quick profit.

We submit that the stock ownership policy at Cinergy, another electric utilities company, is an effective way to combat "pump and dump" and to align the interest of executive officers with shareholders. Cinergy has adopted a policy where its directors, the Chief Executive Officer and the executive officers have agreed to retain shares of common stock acquired through the exercise of stock options until 91 days after their termination from employment or other services with Cinergy. We urge that this same policy be adopted by the Company for its executive officers and be expanded to include restricted stock as well.

We urge stockholders to vote FOR this proposal.

CenterPoint Energy

Savings Plan Administration Center
P.O. Box 993
Deerfield, IL 60015

2003 IRS Savings Plan Limits

Pre-tax contribution limit	$12,000
Total allowable contributions	$40,000
Max. eligible compensation	$200,000

In addition, employees 50 or older are eligible to save an additional $2,000 in pre-tax "catch-up" contributions.

If you reach the pre-tax limit, your contributions will roll over to after-tax unless you elect otherwise. If you stop making Savings Plan contributions, you will not receive the company match.

To make changes to your contributions please call the Savings Plan at 1-800-641-6834 or go online at www.planaccount.com/centerpoint

NELSON, CHARLIE GUS JR 006571
4345 ALLEN GENOA
PASADENA, TX 77504

SAVINGS PLAN SUMMARY	
Opening Balance as of 07/01/2003	33,148.04
Pre-Tax Contributions	.00
After-Tax Contributions	.00
Company Matching Contributions	.00
Investment Results	946.54
Closing Balance as of 09/30/2003	34,094.58
Pre-Tax Contribution Rate	0%
After-Tax Contribution Rate	0%
CenterPoint Energy, Inc.(CNP) Stock as of 09/30/2003:	
Market Price	9.170000
Equivalent Shares (represents your portion of stock)	2,411
Cash (cash value of any partial shares)	5.65
Dividend activity for quarter ending 09/30/2003	231.61
Dividend option (1=reinvest, 2=payout)	1
Reliant Resources, Inc. (RRI) Stock as of 09/30/2003:	
Market Price	5.120000
Equivalent Shares (represents your portion of stock)	1,784
Cash (cash value of any partial shares)	3.18
Texas Genco Holdings Inc. (TGN) Stock as of 09/30/2003:	
Market Price	23.800000
Equivalent Shares (represents your portion of stock)	119
Cash (cash value of any partial shares)	10.60

Based on your investment choices, the average rate of return for your Savings Plan account for the period ending 09/30/2003 was: 2.855%.

CenterPoint Energy

CenterPoint Energy Savings Plan Activity

Investment Fund	Opening Balance	Pre-Tax Contributions	After-Tax Contributions	Rollover
Fund 1 - CNP Stock	$19,510.52	$0.00	$0.00	$0.00
Fund 2 - Large Company Growth	$0.00	$0.00	$0.00	$0.00
Fund 3 - Large Company Value	$0.00	$0.00	$0.00	$0.00
Fund 4 - International Equity	$0.00	$0.00	$0.00	$0.00
Fund 5 - Balanced	$0.00	$0.00	$0.00	$0.00
Fund 6 - Fixed Income	$0.00	$0.00	$0.00	$0.00
Fund 7 - Stable Value	$0.00	$0.00	$0.00	$0.00
Fund 8 - S & P 500 Index	$0.00	$0.00	$0.00	$0.00
Fund 9 - Mid/Small Company	$0.00	$0.00	$0.00	$0.00
Fund 10 - RRI Common Stock	$10,886.96	$0.00	$0.00	$0.00
Fund 11 - TGN Stock	$2,750.56	$0.00	$0.00	$0.00
Total All Funds	$33,148.04	$0.00	$0.00	$0.00

Investment Results for Period Ending 09/30/2003

	Quarter	1 Year	3 Year	5 Year
Fund 1	12.02%	11.54%	-36.04%	-15.39%
Fund 2	4.24%	21.04%	-19.07%	-0.54%
Fund 3	1.92%	21.22%	-3.74%	5.33%
Fund 4	6.80%	25.05%	-8.68%	0.44%
Fund 5	3.47%	19.42%	-3.58%	3.79%
Fund 6	0.56%	14.39%	10.99%	8.41%
Fund 7	0.91%	2.88%	3.46%	4.35%
Fund 8	2.60%	24.23%	-10.15%	N/A
Fund 9	8.65%	37.58%	N/A	N/A
Fund 10	-16.07%	188.97%	N/A	N/A
Fund 11	2.31%	N/A	N/A	N/A

Loan Summary

Opening Balance	$.00
Loans Issued This Period	$.00
Ending Loan Balance	$.00

*Withdrawal from your after-tax account(s) may carry possible tax consequences.

Prepared for the Period Ending September 30, 2003

CenterPoint Energy Matching Contributions	Gains/Losses	Fund Transfers	Withdrawals	Net Loan Activity	Closing Balance
$0.00	$2,604.00	$0.00	$0.00	$0.00	$22,114.52
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
$0.00	$1,749.70	$0.00	$0.00	$0.00	$9,137.26
$0.00	$92.24	$0.00	$0.00	$0.00	$2,842.80
$0.00	$946.54	$0.00	$0.00	$0.00	$34,094.58

Amounts Available *

Account Summary	
CNP Company Matching Contribution	$34,094.58
Total Account Balance	$34,094.58

RELIANT RESOURCES, INC.
TRANSITION STOCK PLAN

ARTICLE I

PURPOSE

1.1 Purpose of Plan: The purpose of the Plan is to provide for the grant of supplemental stock options to purchase the Company's common stock and time-based restricted shares of the Company to holders of certain outstanding options and time-based restricted shares issued under certain stock-based plans of REI in compliance with that Employee Matters Agreement entered into effective as of December 31, 2000, between REI and the Company (the "EMA"). Such supplemental stock options and time-based restricted shares may be granted to current and former employees of the Company, REI or any Subsidiary in accordance with the provisions below.

ARTICLE II

DEFINITIONS

2.1 Definitions: For purposes of the Plan, the following terms shall have the meanings below stated, subject to the provisions of Section 7.1.

(a) "*Board*" means the Board of Directors of the Company.

(b) "*Code*" means the Internal Revenue Code of 1986, as amended.

(c) "*Committee*" means the Compensation Committee or such other committee appointed by the Board to administer this Plan pursuant to Article VII.

(d) "*Common Stock*," when immediately preceded by "REI," means the common stock, without par value, of REI. When immediately preceded by "Company," "Common Stock" means the common stock, par value $.001 per share, of the Company.

(e) "*Company*" means Reliant Resources, Inc., a Delaware corporation, and any successor thereto.

(f) "*Distribution*" means the distribution by REI to the holders of REI Common Stock of all the shares of Company Common Stock then owned.

(g) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(h) "*Fair Market Value*" means the average of the high and low sales price of a share of Common Stock on the New York Stock Exchange - Composite Transactions reporting system on the date as of which such value is being determined or, if no sales occurred on such day, then on the following day on which there were such sales.

(i) "*Incentive Stock Option*" means an option to purchase Company Common Stock, granted by the Company to a Participant pursuant to Section 6.1, which meets the requirements of Section 422 of the Code.

(j) "*Incentive Plan*" means the Houston Industries Incorporated Long-Term Incentive Compensation Plan, 1994 Houston Industries Incorporated Long-Term Incentive Compensation Plan, Reliant Energy, Incorporated Business Unit Performance Share Plan, the Reliant Energy, Incorporated and Subsidiaries Common Stock Participation Plan for Designated New Employees and Non-Officer Employees and the NorAm Energy Corp. 1994 Incentive Equity Plan. Depending on the context, "Incentive Plan" shall mean all of such plans or a particular one of such plans.

(k) "*IPO*" means the initial public offering of the Company's Common Stock pursuant to a registration statement on Form S-1 filed pursuant to the Securities Act of 1933, as amended.

(l) "*IPO Closing Date*" means May 4, 2001.

(m) "*Nonstatutory Stock Option*" means an option to purchase Company Common Stock, granted by the Company to a Participant pursuant to Section 6.1, which does not meet the requirements of Section 422 of the Code.

(n) "*Option*" means an Incentive Stock Option or a Nonstatutory Stock Option.

(o) "*Participant*" means persons who, as of the date of the Distribution, hold outstanding (1) unexercised and unexpired options to purchase REI Common Stock or (2) time-based restricted shares of REI Common Stock, in either case granted under an Incentive Plan prior to the IPO Closing Date, or any such other date as approved by the Committee.

(p) "*Plan*" means the Reliant Resources, Inc. Transition Stock Plan, as set forth herein and as from time to time amended.

(q) "*REI*" means Reliant Energy, Incorporated, a Texas corporation, and any successor thereto.

(r) "*Restricted Stock Award*" means an award of time-based restricted shares of Company Common Stock, granted by the Company to a Participant pursuant to Section 5.1 and implemented by credit to a bookkeeping account maintained by the Company.

(s) "*Stock Incentives*" refers collectively to Restricted Stock Awards and Options.

(t) "*Subsidiary*" means a subsidiary corporation of the Company or REI, as applicable, as defined in Section 424(f) of the Code.

ARTICLE III

SHAREHOLDER APPROVAL; RESERVATION OF SHARES

3.1 Shareholder Approval: This Plan shall become effective, subject to the prior approval of the Company's sole shareholder, as of the IPO Closing Date.

3.2 Shares Reserved Under Plan: The aggregate number of shares of Company Common Stock which may be issued under this Plan shall not exceed 9.1 million (9,100,000) shares, subject to adjustment as hereinafter provided. Any part of such 9.1 million shares may be issued pursuant to Restricted Stock Awards. The shares of Company Common Stock which may be granted pursuant to Stock Incentives will consist of either authorized but unissued shares of Company Common Stock or shares of Company Common Stock which have been issued and which shall have been heretofore or hereafter reacquired by the Company as treasury shares. The total number of shares authorized under this Plan shall be subject to increase or decrease in order to give effect to the adjustment provision of Section 9.3 and to give effect to any amendment adopted as provided in Section 8.1. The foregoing limitation on the number of shares of Company Common Stock issuable under the Plan is a limitation on the aggregate number of shares of Company Common Stock issued, subject to such rules and procedures concerning the counting of shares against the Plan maximum as the Committee may deem appropriate to apply in order that applicable exemptions under Rule 16b-3 under the Exchange Act may be available for Stock Incentives.

ARTICLE IV

PARTICIPATION IN PLAN

4.1 Eligibility to Receive Stock Incentives: Stock Incentives under this Plan may be granted only to persons who are Participants.

4.2 Participation Not Guarantee of Employment: Nothing in this Plan or in the instrument evidencing the grant of a Stock Incentive shall in any manner be construed to limit in any way the right of the Company, REI or a Subsidiary to terminate a Participant's employment at any time, without regard to the effect of such termination on any rights such Participant would otherwise have under the Plan or any Incentive Plan, or give any right to such a Participant to remain employed by the Company, REI or a Subsidiary in any particular position or at any particular rate of compensation.

ARTICLE V

STOCK AWARDS

5.1 Grant of Restricted Stock Awards:

(a) *Grant*: Subject to the terms of this Plan and the Incentive Plans, the Committee may grant Restricted Stock Award(s) to Participants. All Restricted Stock Awards under this Plan shall be granted as soon as administratively practicable following the date of the Distribution, and no Restricted Stock Award shall be granted pursuant to this Plan thereafter.

(b) *Award of Shares*: The Committee shall determine the number of shares of Company Common Stock covered by each Restricted Stock Award, and such shares shall continue to be subject to all the terms and conditions of the applicable Incentive Plan and associated instrument under which the corresponding award of restricted shares of REI Common Stock was made and any such additional terms, conditions and restrictions as may be determined by the Committee thereunder.

The Committee shall implement the grant of a Restricted Stock Award by credit to a bookkeeping account maintained by the Company evidencing the accrual to a Participant of unsecured and unfunded rights to receive, subject to the terms of the Restricted Stock Award, shares of Company Common Stock.

(c) *Lapse of Restrictions*: The restrictions on each Restricted Stock Award shall lapse in accordance with the terms and conditions of the applicable Incentive Plan and associated instrument under which the corresponding award of restricted shares of REI Common Stock was made.

(d) *Award Documentation*: Restricted Stock Awards shall be evidenced in such form as the Committee shall approve and contain such terms and conditions as shall be contained therein or incorporated by way of reference to the Incentive Plan or any associated instrument governing the corresponding award of restricted shares of REI Common Stock, which need not be the same for all Restricted Stock Awards.

5.2 Rights with Respect to Shares: No Participant who is granted a Restricted Stock Award shall have any rights as a stockholder by virtue of such grant until shares are actually issued or delivered to the Participant.

ARTICLE VI

OPTIONS

6.1 Grant of Options:

(a) *Grant*: Subject to the terms of this Plan and the Incentive Plans, the Committee may grant Incentive Stock Options and/or Nonstatutory Stock Options to Participants. All Options under this Plan shall be granted as soon as administratively practicable following the date of the Distribution, and no Options shall be granted pursuant to this Plan thereafter. Such Options shall continue to be subject to all the terms and conditions of the applicable Incentive Plan and associated instrument under which the corresponding option to purchase REI Common Stock was made and any such additional terms, conditions and restrictions as may be determined by the Committee thereunder.

(b) *Option Price*: The purchase price per share of Company Common Stock under each Option shall be established by the Committee in accordance with the terms of the EMA. The Option price shall be subject to adjustment in accordance with the provisions of Section 9.3 hereof.

(c) *Option Documentation*: Options shall be evidenced in such form as the Committee shall approve and contain such terms and conditions as shall be contained therein or incorporated by way of reference to the Incentive Plan or any associated instrument governing the corresponding option to purchase REI Common Stock, which need not be the same for all Options.

6.2 Exercise and/or Termination of Options:

(a) *Terms of Options*: Options granted under this Plan may be exercised at the same time and in the same manner as the corresponding option to purchase REI Common Stock. Options granted under this Plan shall expire at the same time and in the same manner as the corresponding option to purchase REI Common Stock, as provided in the applicable Incentive Plan and any associated instrument governing such option to purchase REI Common Stock.

(b) *Payment on Exercise*: No shares of Company Common Stock shall be issued on the exercise of an Option unless paid for in full at the time of purchase. Payment for shares of Company Common Stock purchased upon the exercise of an Option shall be made in cash or, with the consent of the Committee, in Company Common Stock, or by a combination of cash and Company Common Stock. If shares of Company Common Stock are used to pay for shares of Company Common Stock purchased upon the exercise of an Option, such shares shall be valued based on the fair market value of Company Common Stock when the Option is exercised in accordance with such uniform rules and procedures as the Committee determines appropriate. The Committee may also provide for procedures to permit the exercise of Options by the use of the proceeds to be received from the sale of Company Common Stock issuable pursuant to an Option. No Participant shall have any rights as a shareholder with respect to any share of Company Common Stock covered by an Option unless and until such Participant becomes the holder of record of such share, and, other than pursuant to an adjustment made in accordance with Section 9.3 hereof, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property or distributions or other rights) in respect of such share for which the record date is prior to the date on which such Participant becomes the holder of record thereof.

ARTICLE VII

ADMINISTRATION OF PLAN

7.1 The Committee: This Plan shall be administered solely by the Committee or such other committee of the Board as the Board shall designate to administer the Plan. A majority of the Committee shall constitute a quorum thereof and the actions of a majority of the Committee at a meeting at which a quorum is present, or actions unanimously approved in writing by all members of the Committee, shall be the actions of the Committee. Vacancies occurring on the Committee shall be filled by the Board. The Committee shall have full and final authority to interpret this Plan and any instruments evidencing Stock Incentives granted hereunder, to prescribe, amend and rescind rules and regulations, if any, relating to this Plan and to make all determinations necessary or advisable for the administration of this Plan. The Committee's determination in all matters referred to herein shall be conclusive and binding for all purposes and upon all persons including, but without limitation, the Company, REI, the shareholders of the Company, the shareholders of REI, the Committee and each of the members thereof, and Participants, and their respective successors in interest. The Committee may delegate any of its rights, powers and duties to any one or more of its members, or to any other person, by written action as provided herein, acknowledged in writing by the delegate or delegates, except that the Committee may not delegate to any person the authority to grant Stock Incentives to, or take other action with respect to, Participants who are subject to Section 16 of the Exchange Act. Such delegation may include, without limitation, the power to execute any documents on behalf of the Committee.

7.2 Liability of Committee: No member of the Committee shall be liable for anything done or omitted to be done by such member or by any other member of the Committee or by any person to whom authority is delegated as provided in the last sentence of Section 7.1 in connection with this Plan, except for the willful misconduct of such member or as expressly required by law. The Committee shall have the power to engage outside consultants, auditors or other professionals to assist in the fulfillment of the Committee's duties under this Plan at the Company's expense.

7.3 Determinations of the Committee: The Committee may, in its sole discretion, waive any provisions of any Stock Incentive, provided such waiver is not inconsistent with the terms of the applicable Incentive Plan, any associated instrument or this Plan as then in effect.

7.4 Compliance With the Exchange Act: With respect to persons subject to Section 16 of the Exchange Act, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Committee.

ARTICLE VIII

AMENDMENT AND TERMINATION OF PLAN

8.1 Amendment, Modification, Suspension or Termination:

(a) The Board may from time to time amend, modify, suspend or terminate the Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law except that (i) no amendment or alteration that would impair the rights of any Participant under any Stock Incentive awarded to such Participant shall be made without such Participant's consent and (ii) no amendment or alteration shall be effective prior to approval by the Company's shareholders to the extent such approval is then required pursuant to Rule 16b-3 under the Exchange Act in order to preserve the applicability of any exemption provided by such rule to any Stock Incentive then outstanding (unless the holder of such Stock Incentive consents) or to the extent shareholder approval is otherwise required by applicable legal requirements.

(b) Amendments Relating to Incentive Stock Options: To the extent applicable, this Plan is intended to permit the issuance of Incentive Stock Options in accordance with the provisions of Section 422 of the Code. The Plan may be modified or amended at any time, both prospectively and retroactively, and in such manner as to affect Incentive Stock Options previously granted, if such amendment or modification is necessary for this Plan and the Incentive Stock Options granted hereunder to qualify under said provisions of the Code.

8.2 Termination: The Board may at any time terminate this Plan as of any date specified in a resolution adopted by the Board. If not earlier terminated, this Plan shall terminate on the last date that any Option granted hereunder may be exercised. After this Plan has terminated, the function of the Committee with respect to this Plan will be limited to determinations, interpretations and other matters provided herein with respect to Stock Incentives previously granted.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Restrictions Upon Grant of Stock Incentives: The listing upon the New York Stock Exchange or the registration or qualification under any federal or state law of any shares of Company Common Stock to be granted pursuant to this Plan (whether to permit the grant of Stock Incentives or the resale or other disposition of any such shares of Company Common Stock by or on behalf of the Participants receiving such shares) may be necessary or desirable and, in any such event, if the Committee in its sole discretion so determines, delivery of the certificates for such shares of Company Common Stock shall not be made until such listing, registration or qualification shall have been completed. In such connection, the Company agrees that it will use its best efforts to effect any such listing, registration or qualification, provided, however, that the Company shall not be required to use its best efforts to effect such registration under the Securities Act of 1933, as amended, other than on Form S-8, as presently in effect, or other such forms as may be in effect from time to time calling for information comparable to that presently required to be furnished under Form S-8.

9.2 Restrictions Upon Resale of Unregistered Stock: If the shares of Company Common Stock that have been transferred to a Participant pursuant to the terms of this Plan are not registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement, such Participant, if the Committee deems it advisable, may be required to represent and agree in writing (i) that any shares of Company Common Stock acquired by such Participant pursuant to this Plan will not be sold except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or pursuant to an exemption from registration under said Act and (ii) that such Participant is acquiring such shares of Company Common Stock for such Participant's own account and not with a view to the distribution thereof.

9.3 Adjustments:

(a) The existence of outstanding Stock Incentives shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Company Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Company Common Stock, declaration of a dividend payable in shares of Company Common Stock or other stock split, then (i) the number of shares of Company Common Stock reserved under this Plan, (ii) the number of shares of Company Common Stock covered by outstanding

Stock Incentives, (iii) the exercise or other price in respect of such Stock Incentives and (iv) the appropriate Fair Market Value and other price determinations for such Stock Incentives shall each be proportionately adjusted by the Board as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Company Common Stock or any distribution to holders of Company Common Stock of securities or property (other than normal cash dividends or dividends payable in Company Common Stock), the Board shall make appropriate adjustments to (i) the number of shares of Company Common Stock covered by Stock Incentives, (ii) the exercise or other price in respect of such Stock Incentives and (iii) the appropriate Fair Market Value and other price determinations for such Stock Incentives to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Stock Incentives and preserve, without increasing, the value of such Stock Incentives. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized (x) to issue or assume Stock Incentives by means of substitution of new Stock Incentives, as appropriate, for previously issued Stock Incentives or to assume previously issued Stock Incentives as part of such adjustment or (y) to cancel Stock Incentives that are Options and give the Participants who are the holders of such Options notice and opportunity to exercise for 30 days prior to such cancellation.

9.4 Withholding of Taxes: The Committee shall deduct applicable taxes with respect to any Restricted Stock Award or Nonstatutory Stock Option and withhold, at the time of delivery or other appropriate time, an appropriate amount of cash or number of shares of Company Common Stock or a combination thereof for payment of taxes required by law, such withholding to be administered on a uniform basis (not involving any election by any Participant.) If shares of Company Common Stock are used to satisfy tax withholding, such shares shall be valued based on the fair market value of Company Common Stock when the tax withholding is required to be made in accordance with such uniform rules and procedures as the Committee determines appropriate.

9.5 Restrictions on Benefit: Notwithstanding any provision of this Plan to the contrary, the provisions of any Incentive Plan concerning restrictions on benefits (in order to avoid excise taxes on the Participant under Section 4999 of the Code or the disallowance of a deduction to the Company pursuant to Section 280G of the Code) are specifically incorporated by this reference.

IN WITNESS WHEREOF, this document has been executed effective as of the IPO Closing Date.

RELIANT RESOURCES, INC.

By: R S Letbetter
R.S. Letbetter
Chairman, President and CEO

HOU01:639795.12

RELIANT RESOURCES, INC.

LONG-TERM INCENTIVE PLAN

(As Established Effective January 1, 2001)

First Amendment

Reliant Resources, Inc., having established the Reliant Resources, Inc. Long-Term Incentive Plan effective January 1, 2001 (the "Plan") and having reserved the right to amend the Plan under Section 13 thereof, does hereby amend the Plan by adding the following language to the end of Section 1 to read as follows:

> Notwithstanding any provision of the Plan to the contrary, effective as of the date that the stockholders of the Company approve the adoption of the Reliant Resources, Inc. 2002 Long-Term Incentive Plan, no additional Awards may be made under the Plan; provided, however, that any Awards granted prior to such time shall remain outstanding according to their terms and the administration provisions of the Plan.

IN WITNESS WHEREOF, the Company has caused this amendment to be executed by its duly authorized officer this 14th day of June, 2002, but effective as herein provided.

RELIANT RESOURCES, INC.

By: Philip J. Bazelides
Philip J. Bazelides
Senior Vice President – Human Resources

ATTEST:

Nancy Brame

LONG-TERM INCENTIVE PLAN

of

RELIANT RESOURCES, INC.

1. **PLAN.** This Long-Term Incentive Plan of Reliant Resources, Inc. (the "Plan") was adopted by Reliant Resources, Inc. (the "Company") to reward certain corporate officers and employees of Reliant Resources, Inc., certain independent contractors and nonemployee directors of Reliant Resources, Inc.

2. **OBJECTIVES.** The purpose of this Plan is to further the interests of the Company, its Subsidiaries and its shareholders by providing incentives in the form of awards to employees, independent contractors and directors. Such awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company and its Subsidiaries to attract and retain such employees, independent contractors and directors.

3. **DEFINITIONS.** As used herein, the terms set forth below shall have the following respective meanings:

"Annual Director Award Date" means, for each year beginning on or after the IPO Closing Date, the first business day of the month next succeeding the date upon which the annual meeting of stockholders of the Company is held in such year.

"Authorized Officer" means the Chairman of the Board or the Chief Executive Officer of the Company (or any other senior officer of the Company to whom either of them shall delegate the authority to execute any Award Agreement, where applicable).

"Award" means an Employee Award, a Director Award or an Independent Contractor Award.

"Award Agreement" means any Employee Award Agreement, Director Award Agreement or Independent Contractor Award Agreement.

"Board" means the Board of Directors of the Company.

"Cash Award" means an award denominated in cash.

A **"Change of Control"** shall be deemed to have occurred upon the occurrence of any of the following events:

(a) ***30% Ownership Change***: Any Person makes an acquisition of Outstanding Voting Stock and is, immediately thereafter, the beneficial owner of 30% or more of the then Outstanding Voting Stock, unless such acquisition is made directly from the Company in a transaction approved by a majority of the Incumbent Directors; or any group is formed that is the beneficial owner of 30% or more of the Outstanding Voting Stock; or

(b) ***Board Majority Change***: Individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board; or

(c) ***Major Mergers and Acquisitions***: Consummation of a Business Combination unless, immediately following such Business Combination, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Voting Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock of the parent corporation resulting from such Business Combination in substantially the same relative proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Voting Stock, (ii) if the Business Combination involves the issuance or payment by the Company of consideration to another entity or its shareholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired (in each case, determined as of the date of consummation of such Business Combination by a majority of the Incumbent Directors) does not exceed 50% of the sum of the fair market value of the Outstanding Voting Stock plus the principal amount of the Company's consolidated long-term debt (in each case, determined immediately prior to such consummation by a majority of the Incumbent Directors), (iii) no Person (other than any corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of voting stock of the parent corporation resulting from such Business Combination and (iv) a majority of the members of the board of directors of the parent corporation resulting from such Business Combination were Incumbent Directors of the Company immediately prior to consummation of such Business Combination; or

(d) ***Major Asset Dispositions***: Consummation of a Major Asset Disposition unless, immediately following such Major Asset Disposition, (i) individuals and entities that were beneficial owners of the Outstanding Voting Stock immediately prior to such Major Asset Disposition beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock of the Company (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) and (ii) a majority of the members of the board of directors of the Company (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) were Incumbent Directors of the Company immediately prior to consummation of such Major Asset Disposition.

For purposes of the foregoing,

(1) the term "Person" means an individual, entity or group;

(2) the term "group" is used as it is defined for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act");

(3) the term "beneficial owner" is used as it is defined for purposes of Rule 13d-3 under the Exchange Act;

(4) the term "Outstanding Voting Stock" means outstanding voting securities of the Company entitled to vote generally in the election of directors; and any specified percentage or portion of the Outstanding Voting Stock (or of other voting stock) shall be determined based on the combined voting power of such securities;

(5) the term "Incumbent Director" means a director of the Company (x) who was a director of the Company on the IPO Closing Date or (y) who becomes a director subsequent to such date and whose election, or nomination for election by the Company's shareholders, was approved by a vote of a majority of the Incumbent Directors at the time of such election or nomination, except that any such director shall not be deemed an Incumbent Director if his or her initial assumption of office occurs as a result of an actual or threatened election contest or other actual or

threatened solicitation of proxies by or on behalf of a Person other than the Board;

(6) the term "election contest" is used as it is defined for purposes of Rule 14a-11 under the Exchange Act;

(7) the term "Business Combination" means (x) a merger or consolidation involving the Company or its stock or (y) an acquisition by the Company, directly or through one or more subsidiaries, of another entity or its stock or assets;

(8) the term "parent corporation resulting from a Business Combination" means the Company if its stock is not acquired or converted in the Business Combination and otherwise means the entity which as a result of such Business Combination owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries; and

(9) the term "Major Asset Disposition" means the sale or other disposition in one transaction or a series of related transactions of 70% or more of the assets of the Company and its subsidiaries on a consolidated basis; and any specified percentage or portion of the assets of the Company shall be based on fair market value, as determined by a majority of the Incumbent Directors.

Notwithstanding anything herein to the contrary, (i) solely for purposes of this Change of Control definition and the terms defined herein, prior to the proposed spin-off of the Company from Reliant, the term "Company" shall mean either the Company or Reliant; and (ii) neither the IPO nor the proposed spin-off of the Company from Reliant will constitute a Change of Control as contemplated herein.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board or such other committee of the Board as is designated by the Board to administer the Plan; provided, however, that prior to the IPO Closing Date, "Committee" shall mean the Compensation Committee of the Board of Directors of Reliant.

"Common Stock" means the Common Stock, par value $0.001 per share, of the Company.

"Company" means Reliant Resources, Inc., a Delaware corporation, or any successor thereto.

"Director Award" means a Director Option or Stock Award.

"Director Award Agreement" means an agreement setting forth the terms, conditions and limitations applicable to a Director Award, in such form as the Company may prescribe.

"Director Option" means a Nonqualified Stock Option granted to a Nonemployee Director pursuant to paragraph 9 hereof.

"Dividend Equivalents" means, with respect to shares of Restricted Stock that are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record during the Restriction Period on a like number of shares of Common Stock.

"Employee" means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and is expected to become such an employee within the following six months.

"Employee Award" means any Option, SAR, Stock Award, Cash Award or Performance Award granted, whether singly, in combination or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee may establish in order to fulfill the objectives of the Plan.

"Employee Award Agreement" means a written agreement setting forth the terms, conditions and limitations applicable to an Employee Award.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the average of the highest and lowest sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the next preceding date on which such sale was so reported, or, at the discretion of the Committee, the price prevailing on the exchange at the time of exercise, (ii) if shares of Common Stock are not so listed but are quoted on the Nasdaq National Market, the average of the highest and lowest sales price per share of Common Stock reported by the Nasdaq National Market on that date, or, if there shall have been no such sale so reported on that date, on the next preceding date on which such a sale was so reported, or, at the discretion of the Committee, the price prevailing on the Nasdaq National Market at the time of exercise, (iii) if the Common Stock is not so listed or quoted, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the next preceding date on which such quotations shall be available, as reported by the

Nasdaq Stock Market, or, if not reported by the Nasdaq Stock Market, by the National Quotation Bureau Incorporated or (iv) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose; provided that, notwithstanding the foregoing, "Fair Market Value" in the case of any Award granted in connection with the IPO means the price per share of Common Stock set on the IPO Pricing Date, as set forth in the final prospectus relating to the IPO.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan.

"Grant Price" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Incentive Stock Option" means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Independent Contractor" means a person providing services to the Company or any of its Subsidiaries, or who will provide such services, except an Employee or Nonemployee Director.

"Independent Contractor Award" means any Nonqualified Stock Option, SAR, Stock Award, Cash Award or Performance Award granted, whether singly, in combination or in tandem, to a Participant who is an Independent Contractor pursuant to such applicable terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

"Independent Contractor Award Agreement" means a written agreement setting forth the terms, conditions and limitations applicable to an Independent Contractor Award.

"IPO" means the first time a registration statement filed under the Securities Act of 1933 and respecting an underwritten primary offering by the Company of shares of Common Stock is declared effective under that Act and the shares registered by that registration statement are issued and sold by the Company (otherwise than pursuant to the exercise of any overallotment option).

"IPO Closing Date" means the date on which the Company first receives payment for the shares of Common Stock it sells in the IPO.

"IPO Pricing Date" means the date of the execution and delivery of an underwriting or other purchase agreement among the Company and the underwriters relating to the IPO setting forth the price at which shares of

Common Stock will be issued and sold by the Company to the underwriters and the terms and conditions thereof.

"Nonemployee Director" means an individual serving as a member of the Board who is not an employee of Reliant or any of its Subsidiaries or the Company or any of its Subsidiaries.

"Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price, which may be an Incentive Stock Option or a Nonqualified Stock Option.

"Participant" means an Employee, Nonemployee Director or Independent Contractor to whom an Award has been granted under this Plan.

"Performance Award" means an award made pursuant to this Plan to a Participant who is an Employee or Independent Contractor that is subject to the attainment of one or more Performance Goals.

"Performance Goal" means a standard established by the Committee, to determine in whole or in part whether a Performance Award shall be earned.

"Reliant" means Reliant Energy, Incorporated, a Texas corporation.

"Restricted Stock" means Common Stock that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the Grant Date of an Award of Restricted Stock and ending as of the date upon which the Common Stock subject to such Award is no longer restricted or subject to forfeiture provisions.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"Stock Award" means an Award in the form of shares of Common Stock or units denominated in shares of Common Stock, including an award of Restricted Stock.

"Subsidiary" means (i) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the stockholders of such corporation and (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

4. **ELIGIBILITY.**

(a) ***Employees***. All Employees are eligible for the grant of Employee Awards under this Plan.

(b) ***Directors***. Members of the Board eligible for the grant of Director Awards under this Plan are those who are Nonemployee Directors.

(c) ***Independent Contractors***. All Independent Contractors are eligible for the grant of Independent Contractor Awards under this Plan.

5. **COMMON STOCK AVAILABLE FOR AWARDS.** Subject to the provisions of paragraph 15 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 16,000,000 shares. No more than 2,000,000 shares of Common Stock shall be available for Incentive Stock Options. The number of shares of Common Stock that are subject to Awards under this Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards hereunder. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6. **ADMINISTRATION.**

(a) This Plan shall be administered by the Committee except as otherwise provided herein.

(b) Subject to the provisions hereof, insofar as this Plan relates to Employee Awards or Independent Contractor Awards, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Board (or its delegee) shall administer the Plan with respect to Director Awards. Insofar as this Plan relates to Employee Awards or Independent Contractor Awards, the Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee may, in its discretion, provide for the extension of the exercisability of an Employee Award or Independent Contractor Award, accelerate the vesting or exercisability of an Employee Award or Independent Contractor Award, eliminate or make less restrictive any restrictions applicable to an Employee Award or Independent Contractor Award, waive any restriction or other provision of this Plan (insofar as such provision relates to Employee Awards or to Independent Contractor Awards) or an Employee Award or Independent Contractor Award or otherwise amend or modify an Employee Award or Independent Contractor Award in any manner that is either (i) not adverse to the Participant to whom such Employee Award or Independent Contractor Award was granted or (ii) consented to by such Participant. The Committee may grant an Award to an Employee who it expects to become an employee of the Company or any of its Subsidiaries within the following six months, with such Award being subject to the individual's actually becoming an employee within such time period, and subject to such other terms and conditions as may be established by the Committee. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Employee Award or Independent Contractor Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

7. **DELEGATION OF AUTHORITY.** The Committee may delegate to the Chief Executive Officer and to other senior officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

8. **EMPLOYEE AND INDEPENDENT CONTRACTOR AWARDS.**

(a) The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award shall be embodied in an Employee Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Employee Award is granted and by an Authorized Officer for and on behalf of the Company. Employee Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. Employee Awards may also be granted in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any of its Subsidiaries, including the plan of any acquired entity. An Employee Award may provide for the grant or issuance of additional, replacement or alternative Employee Awards upon the occurrence of specified events, including the exercise of the original Employee Award granted to a Participant. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Subsidiaries, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the death, disability or termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement.

(i) ***Option***. An Employee Award may be in the form of an Option, which may be an Incentive Stock Option or a Nonqualified Stock Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock on the Grant Date; provided, however, that the Committee may, in its sole discretion, make grants of Nonqualified Stock Options as Employee Awards with an exercise price per share that is less than the Fair Market Value of the Common Stock on the Grant Date with respect to no more than 1,000,000 shares of Common Stock. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options and the date or dates upon which they become exercisable, shall be determined by the Committee.

(ii) ***Stock Appreciation Rights***. An Employee Award may be in the form of an SAR. The terms, conditions and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs and the date or dates upon which they become exercisable, shall be determined by the Committee.

(iii) ***Stock Award***. An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(iv) ***Cash Award.*** An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

(v) ***Performance Award.*** Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. A Performance Award shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to the Employee, one or more business units of the Company, or the Company as a whole, and may include one or more of the following: earnings per share, earnings per share growth, total shareholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios (per employee or per customer), net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, shareholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash from operations, cost reductions, cost ratios (per employee or per customer), proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth and total market value. Goals may also be based on performance relative to a peer group of companies. Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and Performance Awards, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation § 1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Awards made pursuant to this Plan shall be determined by the Committee.

(b) Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Employee Awards made hereunder:

(i) no Participant may be granted, during any calendar year, Employee Awards consisting of Options or SARs that are exercisable for more than 1,500,000 shares of Common Stock;

(ii) no Participant may be granted, during any calendar year, Stock Awards covering or relating to more than 500,000 shares of Common Stock (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as the "Stock-Based Awards Limitations"); and

(iii) no Participant may be granted Employee Awards consisting of cash or in any other form permitted under this Plan (other than Employee Awards consisting of Options or SARs or Stock Awards) in respect of any calendar year having a value determined on the Grant Date in excess of $3,500,000.

(c) The Committee shall have the sole responsibility and authority to determine the type or types of Independent Contractor Awards to be made under this Plan and the terms, conditions and limitations applicable to such Awards, except that Independent Contractor Awards may not be in the form of Incentive Stock Options.

9. **DIRECTOR AWARDS.** Each Nonemployee Director of the Company shall be granted Director Awards in accordance with this paragraph 9 and subject to the applicable terms, conditions and limitations set forth in this Plan and the applicable Director Award Agreements. Notwithstanding anything to the contrary contained herein, Director Awards shall not be granted in any year in which a sufficient number of shares of Common Stock are not available to make all such scheduled Awards under this Plan.

(a) ***Annual Director Awards.*** On each Annual Director Award Date, each Nonemployee Director other than the Chairman shall automatically be granted a Director Award covering 1,000 shares of Common Stock. Such Award shall be nonforfeitable.

(b) ***Director Options***. A Director Award shall be in the form of a Nonqualified Stock Option. The Grant Price of a Director Option shall be equal to the Fair Market Value of the Common Stock on the Grant Date. Subject to the foregoing provisions, the terms, conditions and limitations applicable to Director Options, including the term of the Options and the date or dates upon which they become exercisable, shall be determined by the Board. The Board will not permit the repricing of Options by any method, including by cancellation and reissuance, and will not grant Options to Directors at a price less than Fair Market Value on the Grant Date.

(c) ***Director Award Agreements***. Any Award of Director Awards shall be embodied in a Director Award Agreement, which shall contain the terms, conditions and limitations set forth above and shall be signed by an Authorized Officer for and on behalf of the Company.

10. **Payment of Awards.**

(a) ***General.*** Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If such payment is made in the form of Restricted Stock, the applicable Award Agreement relating to such shares shall specify whether they are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) ***Deferral.*** With the approval of the Committee, amounts payable in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment. The Committee may permit selected Participants to elect to defer payments of some or all types of Awards or any other compensation otherwise payable by the Company in accordance with procedures established by the Committee. Any deferred payment pursuant to an Award, whether elected by the Participant or specified by the Award Agreement or by the Committee, may be forfeited if and to the extent that the Award Agreement so provides.

(c) ***Dividends, Earnings and Interest.*** Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

(d) ***Substitution of Awards***. Subject to the limitations set forth in Section 8(a)(i) and 8(b), at the discretion of the Committee, a Participant who is an Employee or Independent Contractor may be offered an election to substitute an Employee Award or Independent Contractor Award for another Employee Award or Independent Contractor Award or Employee Awards or Independent Contractor Awards of the same or different type.

(e) ***Cash-Out of Awards***. At the discretion of the Committee, an Award that is an Option or SAR may be settled by a cash payment equal to the difference between the Fair Market Value per share of Common Stock on the date of exercise and the Grant Price of the Award, multiplied by the number of shares with respect to which the Award is exercised.

11. **OPTION EXERCISE.** The Grant Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or surrendering another Award, including Restricted Stock, valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of an Option, a number of the shares issued upon the exercise of the Option, equal to the number of shares of Restricted Stock used as consideration therefor, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this paragraph.

12. **TAXES.** The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Employee Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes, provided that withholding obligations with respect to Options may only be satisfied in cash as long as withholding of stock following the exercise of an Option would result in a charge to earnings. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required, except with respect to Options. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

13. **AMENDMENT, MODIFICATION, SUSPENSION OR TERMINATION OF THE PLAN.** The Board may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent such approval is required by applicable legal requirements.

14. **ASSIGNABILITY.** Unless otherwise determined by the Committee and provided in the Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 14 shall be null and void.

Subject to approval by the Committee in its sole discretion, all or a portion of the Awards granted to a Participant under the Plan may be transferable by the Participant, to the extent and only to the extent specified in such approval, to (i) the spouse, parent, brother, sister, children or grandchildren (including adopted and stepchildren and grandchildren) of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members ("Immediate Family Member Trusts"), or (iii) a partnership or partnerships in which such Immediate Family Members have at least 99% of the equity, profit and loss interests ("Immediate Family Member Partnerships"); provided that the Award Agreement pursuant to which such Awards are granted (or an amendment thereto) must expressly provide for transferability in a manner consistent with this paragraph. Subsequent transfers of transferred Awards shall be prohibited except by will or the laws of descent and distribution, unless such transfers are made to the original Participant or a person to whom the original Participant could have made a transfer in the manner described herein. No transfer shall be effective unless and until written notice of such transfer is provided to and approved by the Committee, in the form and manner prescribed by the Committee. Following transfer, any such Awards shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and, except as otherwise provided herein, the term "Participant" shall be deemed to refer to the transferee. The consequences of termination of employment or service shall continue to be applied with respect to the original Participant, following which the Awards shall be exercisable by the transferee only to the extent and for the periods specified in this Plan and the Award Agreement.

15. **ADJUSTMENTS.**

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, and (v) the Stock-Based Awards Limitations shall each be proportionately adjusted by the Board as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Board shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the appropriate Fair Market Value and other price determinations for such Awards, and (iv) the Stock-Based Awards Limitations to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized (x) to issue or assume Awards by means of substitution of new Awards, as appropriate, for previously issued Awards or to assume previously issued Awards as part of such adjustment or (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation.

16. **RESTRICTIONS.** No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

17. **UNFUNDED PLAN.** This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

18. **AWARDS TO FOREIGN NATIONALS AND EMPLOYEES OUTSIDE THE UNITED STATES.** To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practice and to further the purpose of the Plan, the Committee may, without amending the Plan, (i) establish special rules applicable to Awards granted to Participants who are foreign nationals, are employed outside the United States, or both, including rules that differ from those set forth in this Plan, and (ii) grant Awards to such Participants in accordance with those rules.

19. **GOVERNING LAW.** This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas.

20. **EFFECTIVENESS.** The Plan, as approved by the Board, shall be effective as set forth herein as of January 1, 2001, but all Awards granted hereunder prior to or effective as of the IPO Closing Date shall be null and void and canceled without consideration if the IPO Closing Date does not occur on or before 10 business days after the IPO Pricing Date. This Plan was approved by the stockholder of the Company on April 30, 2001.

IN WITNESS WHEREOF, the Company has executed this Plan this 3rd day of May, 2001, but effective as of January 1, 2001.

RELIANT RESOURCES, INC.

By R S Letbetter
R. S. Letbetter
Chairman and Chief Executive Officer

ATTEST:

[signature]

RELIANT RESOURCES, INC.

2002 STOCK PLAN

1. **PLAN.** This Reliant Resources, Inc. 2002 Stock Plan (the "Plan") is adopted by Reliant Resources, Inc. (the "Company") to reward certain Employees (excluding Officers) of Reliant Resources, Inc.

2. **OBJECTIVES.** The purpose of this Plan is to further the interests of the Company, its Subsidiaries and its shareholders by providing incentives in the form of awards to Employees (excluding Officers). Such awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company and its Subsidiaries to attract and retain such Employees.

3. **DEFINITIONS.** As used herein, the terms set forth below shall have the following respective meanings:

"Authorized Officer" means the Chairman of the Board or the Chief Executive Officer of the Company (or any other senior officer of the Company to whom either of them shall delegate the authority to execute any Award Agreement, where applicable).

"Award" means any Option, SAR, Stock Award, Cash Award or Performance Award granted, whether singly, in combination or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee may establish in order to fulfill the objectives of the Plan.

"Award Agreement" means a written agreement setting forth the terms, conditions and limitations applicable to an Award.

"Board" means the Board of Directors of the Company.

"Cash Award" means an award denominated in cash.

A **"Change of Control"** shall be deemed to have occurred upon the occurrence of any of the following events:

(a) ***30% Ownership Change***: Any Person makes an acquisition of Outstanding Voting Stock and is, immediately thereafter, the beneficial owner of 30% or more of the then Outstanding Voting Stock, unless such acquisition is made directly from the Company in a transaction approved by a majority of the

Incumbent Directors; or any group is formed that is the beneficial owner of 30% or more of the Outstanding Voting Stock; or

(b) ***Board Majority Change***: Individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board; or

(c) ***Major Mergers and Acquisitions***: Consummation of a Business Combination unless, immediately following such Business Combination, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Voting Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock of the parent corporation resulting from such Business Combination in substantially the same relative proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Voting Stock, (ii) if the Business Combination involves the issuance or payment by the Company of consideration to another entity or its shareholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired (in each case, determined as of the date of consummation of such Business Combination by a majority of the Incumbent Directors) does not exceed 50% of the sum of the fair market value of the Outstanding Voting Stock plus the principal amount of the Company's consolidated long-term debt (in each case, determined immediately prior to such consummation by a majority of the Incumbent Directors), (iii) no Person (other than any corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of voting stock of the parent corporation resulting from such Business Combination and (iv) a majority of the members of the board of directors of the parent corporation resulting from such Business Combination were Incumbent Directors of the Company immediately prior to consummation of such Business Combination; or

(d) ***Major Asset Dispositions***: Consummation of a Major Asset Disposition unless, immediately following such Major Asset Disposition, (i) individuals and entities that were beneficial owners of the Outstanding Voting Stock immediately prior to such Major Asset Disposition beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock of the Company (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) and (ii) a majority of the members of the board of directors of the Company (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) were Incumbent Directors of the Company immediately prior to consummation of such Major Asset Disposition.

For purposes of the foregoing,

(1) the term "Person" means an individual, entity or group;

(2) the term "group" is used as it is defined for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act");

(3) the term "beneficial owner" is used as it is defined for purposes of Rule 13d-3 under the Exchange Act;

(4) the term "Outstanding Voting Stock" means outstanding voting securities of the Company entitled to vote generally in the election of directors; and any specified percentage or portion of the Outstanding Voting Stock (or of other voting stock) shall be determined based on the combined voting power of such securities;

(5) the term "Incumbent Director" means a director of the Company (x) who was a director of the Company on January 1, 2002 or (y) who becomes a director subsequent to such date and whose election, or nomination for election by the Company's shareholders, was approved by a vote of a majority of the Incumbent Directors at the time of such election or nomination, except that any such director shall not be deemed an Incumbent Director if his or her initial assumption of office occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies by or on behalf of a Person other than the Board;

(6) the term "election contest" is used as it is defined for purposes of Rule 14a-11 under the Exchange Act;

(7) the term "Business Combination" means (x) a merger or consolidation involving the Company or its stock or (y) an acquisition by the Company, directly or through one or more subsidiaries, of another entity or its stock or assets;

(8) the term "parent corporation resulting from a Business Combination" means the Company if its stock is not

acquired or converted in the Business Combination and otherwise means the entity which as a result of such Business Combination owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries; and

(9) the term "Major Asset Disposition" means the sale or other disposition in one transaction or a series of related transactions of 70% or more of the assets of the Company and its subsidiaries on a consolidated basis; and any specified percentage or portion of the assets of the Company shall be based on fair market value, as determined by a majority of the Incumbent Directors.

Notwithstanding anything herein to the contrary, (i) solely for purposes of this Change of Control definition and the terms defined herein, prior to the proposed spin-off of the Company from Reliant, the term "Company" shall mean either the Company or Reliant; and (ii) the proposed spin-off of the Company from Reliant will not constitute a Change of Control as contemplated herein.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board or such other committee of the Board as is designated by the Board to administer the Plan.

"Common Stock" means the Common Stock, par value $0.001 per share, of the Company.

"Company" means Reliant Resources, Inc., a Delaware corporation, or any successor thereto.

"Dividend Equivalents" means, with respect to shares of Restricted Stock that are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record during the Restriction Period on a like number of shares of Common Stock.

"Employee" means (i) an employee (other than an Officer) of the Company or any of its Subsidiaries, and (ii) an individual who has agreed to become an employee (other than an Officer) of the Company or any of its Subsidiaries and is expected to become such an employee within the following six months.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the average of the highest and lowest sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the next preceding date on which such sale was so reported, or, at the discretion of the Committee, the price prevailing on the exchange at the time of exercise, (ii) if shares of Common Stock are not so listed but are quoted on the Nasdaq National Market, the average of the highest and lowest sales price per share of Common Stock reported by the Nasdaq National Market on that date, or, if there shall have been no such sale so reported on that date, on the next preceding date on which such a sale was so reported, or, at the discretion of the Committee, the price prevailing on the Nasdaq National Market at the time of exercise, (iii) if the Common Stock is not so listed or quoted, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the next preceding date on which such quotations shall be available, as reported by the Nasdaq Stock Market, or, if not reported by the Nasdaq Stock Market, by the National Quotation Bureau Incorporated or (iv) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan.

"Grant Price" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Officer" means an officer of the Company or any of its Subsidiaries, as such term is defined in Rule 16a-1 under the Exchange Act.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price, not including an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Participant" means an Employee to whom an Award has been granted under this Plan.

"Performance Award" means an award made pursuant to this Plan that is subject to the attainment of one or more Performance Goals.

"Performance Goal" means a standard established by the Committee, to determine in whole or in part whether a Performance Award shall be earned.

"Reliant" means Reliant Energy, Incorporated, a Texas corporation.

"Restricted Stock" means Common Stock that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the Grant Date of an Award of Restricted Stock and ending as of the date upon which the Common Stock subject to such Award is no longer restricted or subject to forfeiture provisions.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"Stock Award" means an Award in the form of shares of Common Stock or units denominated in shares of Common Stock, including an award of Restricted Stock.

"Subsidiary" means (i) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the stockholders of such corporation and (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

4. ELIGIBILITY. All Employees are eligible for the grant of Awards under this Plan.

5. COMMON STOCK AVAILABLE FOR AWARDS. Subject to the provisions of paragraph 14 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 6,000,000 shares. No more than 25% of such shares of Common Stock shall be available for Stock Awards. The number of shares of Common Stock that are subject to Awards under this Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards hereunder. In the event that any Option or other Award granted hereunder is exercised through the delivery of shares of Common Stock or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of shares of Common Stock by the Company, the number of shares of Common Stock available for Awards under the Plan shall be increased by the number of shares of Common Stock so surrendered or withheld. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6. **ADMINISTRATION.**

(a) This Plan shall be administered by the Committee except as otherwise provided herein.

(b) Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee may, in its discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions applicable to an Award, waive any restriction or other provision of this Plan or of an Award or otherwise amend or modify an Award in any manner that is either (i) not adverse to the Participant to whom such Award was granted or (ii) consented to by such Participant. The Committee may grant an Award to an Employee who it expects to become an employee of the Company or any of its Subsidiaries within the following six months, with such Award being subject to the individual's actually becoming an employee within such time period, and subject to such other terms and conditions as may be established by the Committee. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

7. **DELEGATION OF AUTHORITY.** The Committee may delegate to the Chief Executive Officer and to other senior officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

8. **TYPES OF AWARDS.** The Committee shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Award shall be embodied in an Award Agreement, which

shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Award is granted and by an Authorized Officer for and on behalf of the Company. Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. Awards may also be granted in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any of its Subsidiaries, including the plan of any acquired entity. An Award may provide for the grant or issuance of additional, replacement or alternative Awards upon the occurrence of specified events, including the exercise of the original Award granted to a Participant. All or part of an Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Subsidiaries, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the death, disability or termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement.

(a) ***Option***. An Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock on the Grant Date. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options and the date or dates upon which they become exercisable, shall be determined by the Committee.

(b) ***Stock Appreciation Rights***. An Award may be in the form of an SAR. The terms, conditions and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs and the date or dates upon which they become exercisable, shall be determined by the Committee.

(c) ***Stock Award***. An Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(d) ***Cash Award***. An Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

(e) ***Performance Award***. Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Award may be in the form of a Performance Award. A Performance Award shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more objective Performance Goals established by the Committee. The Committee shall generally establish Performance Goals prior to the granting of any such Award, but may, in the Committee's discretion, establish Performance Goals during the term of a performance cycle. Once established, Performance Goals may be changed, adjusted or amended only upon authorization by the Committee. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Awards made pursuant to this Plan shall be determined by the Committee.

9. **PAYMENT OF AWARDS.**

(a) ***General***. Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If such payment is made in the form of Restricted Stock, the applicable Award Agreement relating to such shares shall specify whether they are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) ***Deferral***. With the approval of the Committee, amounts payable in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment. The Committee may permit selected Participants to elect to defer payments of some or all types of Awards or any other compensation otherwise payable by the Company in accordance with procedures established by the Committee. Any deferred payment pursuant to an Award, whether elected by the Participant or specified by the Award Agreement or by the Committee, may be forfeited if and to the extent that the Award Agreement so provides.

(c) ***Dividends, Earnings and Interest***. Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

(d) ***Substitution of Awards***. At the discretion of the Committee, a Participant may be offered an election to substitute an Award for another Award or Awards of the same or different type.

(e) ***Cash-Out of Awards***. At the discretion of the Committee, an Award that is an Option or SAR may be settled by a cash payment equal to the difference between the Fair Market Value per share of Common Stock on the date of exercise and the Grant Price of the Award, multiplied by the number of shares with respect to which the Award is exercised.

10. **OPTION EXERCISE.** The Grant Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or surrendering another Award, including Restricted Stock, or any combination thereof. If shares of Common Stock are used to pay the Grant Price, such shares shall be valued based on the fair market value of Common Stock when the Option is exercised in accordance with such uniform rules and procedures as the Committee determines appropriate. The Committee shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of an Option, a number of the shares issued upon the exercise of the Option, equal to the number of shares of Restricted Stock used as consideration therefor, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this paragraph.

11. **TAXES.** The Company or its designated third party administrator shall have the right to deduct taxes at the applicable supplemental rate from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes, provided that withholding obligations with respect to Options may only be satisfied in cash as long as withholding of stock following the exercise of an Option would result in a charge to earnings. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Award with respect to which withholding is required, except with respect to Options. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the fair market value of Common Stock when the tax withholding is required to be made in accordance with such uniform rules and procedures as the Committee determines appropriate.

12. **AMENDMENT, MODIFICATION, SUSPENSION OR TERMINATION OF THE PLAN.** The Board may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under

any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent such approval is required by applicable legal requirements.

13. **ASSIGNABILITY.** Unless otherwise determined by the Committee and provided in the Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 13 shall be null and void.

Subject to approval by the Committee in its sole discretion, all or a portion of the Awards granted to a Participant under the Plan may be transferable by the Participant, to the extent and only to the extent specified in such approval, to (i) the spouse, parent, brother, sister, children or grandchildren (including adopted and stepchildren and grandchildren) of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members ("Immediate Family Member Trusts"), or (iii) a partnership or partnerships in which such Immediate Family Members have at least 99% of the equity, profit and loss interests ("Immediate Family Member Partnerships"); provided that the Award Agreement pursuant to which such Awards are granted (or an amendment thereto) must expressly provide for transferability in a manner consistent with this paragraph. Subsequent transfers of transferred Awards shall be prohibited except by will or the laws of descent and distribution, unless such transfers are made to the original Participant or a person to whom the original Participant could have made a transfer in the manner described herein. No transfer shall be effective unless and until written notice of such transfer is provided to and approved by the Committee, in the form and manner prescribed by the Committee. Following transfer, any such Awards shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and, except as otherwise provided herein, the term "Participant" shall be deemed to refer to the transferee. The consequences of termination of employment or service shall continue to be applied with respect to the original Participant, following which the Awards shall be exercisable by the transferee only to the extent and for the periods specified in this Plan and the Award Agreement.

14. **ADJUSTMENTS.**

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, and (iv) the appropriate Fair Market Value and other price determinations for such Awards shall each be proportionately adjusted by the Committee as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Committee shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards, (ii) the Grant Price or other price in respect of such Awards, and (iii) the appropriate Fair Market Value and other price determinations for such Awards to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Committee shall be authorized (x) to issue or assume Awards by means of substitution of new Awards, as appropriate, for previously issued Awards or to assume previously issued Awards as part of such adjustment or (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation.

15. **RESTRICTIONS.** No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

16. **UNFUNDED PLAN.** This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall

be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

17. **AWARDS TO FOREIGN NATIONALS AND EMPLOYEES OUTSIDE THE UNITED STATES.** To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practice and to further the purpose of the Plan, the Committee may, without amending the Plan, (i) establish special rules applicable to Awards granted to Participants who are foreign nationals, are employed outside the United States, or both, including rules that differ from those set forth in this Plan, and (ii) grant Awards to such Participants in accordance with those rules.

18. **GOVERNING LAW.** This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas.

19. **EFFECTIVENESS.** The Plan, as approved by the Board, shall be effective as set forth herein as of March 1, 2002.

IN WITNESS WHEREOF, the Company has executed this Plan this 20th day of March, 2002, but effective as of March 1, 2002.

RELIANT RESOURCES, INC.

By [signature]
Philip J. Bazelides
Senior Vice President-Human Resources

ATTEST:

[signature]

RELIANT RESOURCES, INC.
2002 LONG-TERM INCENTIVE PLAN

1. **PLAN.** This 2002 Long-Term Incentive Plan of Reliant Resources, Inc. (the "Plan") is adopted by Reliant Resources, Inc. (the "Company") to reward Key Employees and certain Directors of Reliant Resources, Inc.

2. **OBJECTIVES.** The purpose of this Plan is to further the interests of the Company, its Subsidiaries and its shareholders by providing incentives in the form of awards to Key Employees and certain Directors. Such awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company and its Subsidiaries to attract and retain such key employees and directors.

3. **DEFINITIONS.** As used herein, the terms set forth below shall have the following respective meanings:

"**Authorized Executive**" means the Chairman of the Board or the Chief Executive Officer of the Company (or any other senior officer of the Company to whom either of them shall delegate the authority to execute any Award Agreement, where applicable).

"**Award**" means an award granted to a Key Employee or Director under the Plan.

"**Award Agreement**" means any Key Employee Award Agreement or Director Award Agreement.

"**Board**" means the Board of Directors of the Company.

"**Cash Award**" means an award denominated in cash.

A "**Change of Control**" shall be deemed to have occurred upon the occurrence of any of the following events:

(a) *30% Ownership Change*: Any Person makes an acquisition of Outstanding Voting Stock and is, immediately thereafter, the beneficial owner of 30% or more of the then Outstanding Voting Stock, unless such acquisition is made directly from the Company in a transaction approved by a majority of the Incumbent Directors; or any group is formed that is the beneficial owner of 30% or more of the Outstanding Voting Stock; or

(b) *Board Majority Change*: Individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board; or

(c) *Major Mergers and Acquisitions*: Consummation of a Business Combination unless, immediately following such Business Combination, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Voting Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock of the parent corporation resulting from such Business Combination in substantially the same relative proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Voting Stock, (ii) if the Business Combination involves the issuance or payment by the Company of consideration to another entity or its shareholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired (in each case, determined as of the date of consummation of such Business Combination by a majority of the Incumbent Directors) does not exceed 50% of the sum of the fair market value of the Outstanding Voting Stock plus the principal amount of the Company's consolidated long-term debt (in each case, determined immediately prior to such consummation by a majority of the Incumbent Directors), (iii) no Person (other than any corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of voting stock of the parent corporation resulting from such Business Combination and (iv) a majority of the members of the board of directors of the parent corporation resulting from such Business Combination were Incumbent Directors of the Company immediately prior to consummation of such Business Combination; or

(d) *Major Asset Dispositions*: Consummation of a Major Asset Disposition unless, immediately following such Major Asset Disposition, (i) individuals and entities that were beneficial owners of the Outstanding Voting Stock immediately prior to such Major Asset Disposition beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock of the Company (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) and (ii) a majority of the members of the board of directors of the Company (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) were Incumbent Directors of the Company immediately prior to consummation of such Major Asset Disposition.

For purposes of the foregoing,

(1) the term "Person" means an individual, entity or group;

(2) the term "group" is used as it is defined for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act");

(3) the term "beneficial owner" is used as it is defined for purposes of Rule 13d-3 under the Exchange Act;

(4) the term "Outstanding Voting Stock" means outstanding voting securities of the Company entitled to vote generally in the election of directors; and any specified percentage or portion of the Outstanding Voting Stock (or of other voting stock) shall be determined based on the combined voting power of such securities;

(5) the term "Incumbent Director" means a director of the Company (x) who was a director of the Company on the IPO Closing Date or (y) who becomes a director subsequent to such date and whose election, or nomination for election by the Company's shareholders, was approved by a vote of a majority of the Incumbent Directors at the time of such election or nomination, except that any such director shall not be deemed an Incumbent Director if his or her initial assumption of office occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies by or on behalf of a Person other than the Board;

(6) the term "election contest" is used as it is defined for purposes of Rule 14a-11 under the Exchange Act;

(7) the term "Business Combination" means (x) a merger or consolidation involving the Company or its stock or (y) an acquisition by the Company, directly or through one or more subsidiaries, of another entity or its stock or assets;

(8) the term "parent corporation resulting from a Business Combination" means the Company if its stock is not acquired or converted in the Business Combination and otherwise means the entity which as a result of such Business Combination owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries; and

(9) the term "Major Asset Disposition" means the sale or other disposition in one transaction or a series of related

transactions of 70% or more of the assets of the Company and its subsidiaries on a consolidated basis; and any specified percentage or portion of the assets of the Company shall be based on fair market value, as determined by a majority of the Incumbent Directors.

Notwithstanding anything herein to the contrary, (i) solely for purposes of this Change of Control definition and the terms defined herein, prior to the proposed spin-off of the Company from Reliant, the term "Company" shall mean either the Company or Reliant; and (ii) neither the IPO nor the proposed spin-off of the Company from Reliant will constitute a Change of Control as contemplated herein.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Committee**" means the Compensation Committee of the Board or such other committee of the Board as is designated by the Board to administer the Plan.

"**Common Stock**" means the Common Stock, par value $0.001 per share, of the Company.

"**Company**" means Reliant Resources, Inc., a Delaware corporation, or any successor thereto.

"**Director**" means an individual serving as a member of the Board who is not an employee of Reliant or any of its Subsidiaries or the Company or any of its Subsidiaries.

"**Director Award**" means a Director Option or Stock Award.

"**Director Award Agreement**" means an agreement setting forth the terms, conditions and limitations applicable to a Director Award, in such form as the Company may prescribe.

"**Director Option**" means a Nonqualified Stock Option granted to a Director pursuant to paragraph 9 hereof.

"**Dividend Equivalents**" means, with respect to shares of Restricted Stock that are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record during the Restriction Period on a like number of shares of Common Stock.

"**Fair Market Value**" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the average of the highest and lowest sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the next preceding date on which such sale was so reported, or, at the discretion of the Committee, the price prevailing on the exchange at the time of exercise, (ii) if shares of Common Stock are not so listed but are quoted on the Nasdaq National Market, the average of the highest and lowest sales price per share of Common Stock reported by the Nasdaq National Market on that date, or, if there shall have been no such sale so reported on that date, on the next preceding date on which such a sale was so reported, or, at the discretion of the Committee, the price prevailing on the Nasdaq National Market at the time of exercise, (iii) if the Common Stock is not so listed or quoted, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the next preceding date on which such quotations shall be available, as reported by the Nasdaq Stock Market, or, if not reported by the Nasdaq Stock Market, by the National Quotation Bureau Incorporated or (iv) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan.

"Grant Price" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Incentive Stock Option" means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Key Employee" means an employee (including an officer as such term is defined in Rule 16a-1 under the Exchange Act) of the Company or any of its Subsidiaries recognized by the Committee to be key to the success of the Company or an individual the Company expects to become a key employee of the Company or any of its Subsidiaries within the following six months.

"Key Employee Award" means any Option, SAR, Stock Award, Cash Award or Performance Award granted, whether singly, in combination or in tandem, to a Participant who is a Key Employee pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee may establish in order to fulfill the objectives of the Plan.

"Key Employee Award Agreement" means a written agreement setting forth the terms, conditions and limitations applicable to a Key Employee Award.

"Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

"**Option**" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price, which may be an Incentive Stock Option or a Nonqualified Stock Option.

"**Participant**" means a Key Employee or Director.

"**Performance Award**" means an award made pursuant to this Plan to a Participant that is subject to the attainment of one or more Performance Goals.

"**Performance Goal**" means a standard established by the Committee, to determine in whole or in part whether a Performance Award shall be earned.

"**Reliant**" means Reliant Energy, Incorporated, a Texas corporation.

"**Restricted Stock**" means Common Stock that is restricted or subject to forfeiture provisions.

"**Restriction Period**" means a period of time beginning as of the Grant Date of an Award of Restricted Stock and ending as of the date upon which the Common Stock subject to such Award is no longer restricted or subject to forfeiture provisions.

"**Stock Appreciation Right**" **or** "**SAR**" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"**Stock Award**" means an Award in the form of shares of Common Stock or units denominated in shares of Common Stock, including an award of Restricted Stock.

"**Subsidiary**" means (i) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the stockholders of such corporation and (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

4. **ELIGIBILITY.**

(a) ***Key Employees***. All Key Employees are eligible for the grant of Key Employee Awards under this Plan.

(b) *Directors*. All Members of the Board who are not employees of Reliant or any of its Subsidiaries or the Company or any of its subsidiaries are eligible for the grant of Director Awards under this Plan.

5. **COMMON STOCK AVAILABLE FOR AWARDS.** Subject to the provisions of paragraph 15 hereof, the stock to be subject to Awards under the Plan shall be the shares of Common Stock of the Company and the maximum number of shares of Common Stock with respect to which Awards may be granted under the Plan shall be 17,500,000 (which includes 3,500,000 shares of Common Stock with respect to which awards under the Long Term Incentive Plan of Reliant Resources, Inc., adopted effective January 1, 2001 (the "2001" Plan) were authorized but not granted), of which (i) the number of shares of Common Stock with respect to which Incentive Stock Options may be granted shall be no more than 2,000,000 and (ii) no more than twenty-five percent (25%) shall be shares of Common Stock with respect to which Awards other than Options may be granted. Notwithstanding the foregoing and subject to adjustment as provided in paragraph 15, the maximum number of shares of Common Stock with respect to which Awards may be granted under this Plan shall be increased by the number of shares of Common Stock with respect to which Options or other Awards were granted under the 2001 Plan as of the effective date of this Plan, but which terminate, expire unexercised, or are settled for cash, forfeited or cancelled without the delivery of shares of Common Stock under the terms of the 2001 Plan after the effective date of this Plan. If, after the effective date of this Plan, any shares of Common Stock covered by an Award granted under this Plan, or to which such an Award relates, are forfeited, or if such an Award is settled for cash or otherwise terminates, expires unexercised, or is canceled without the delivery of shares of Common Stock, then the shares of Common Stock covered by such Award, or to which such Award relates, or the number of shares of Common Stock otherwise counted against the aggregate number of shares of Common Stock with respect to which Awards may be granted, to the extent of any such settlement, forfeiture, termination, expiration, or cancellation, shall again become shares of Common Stock with respect to which Awards may be granted. In the event that any Option or other Award granted hereunder is exercised through the delivery of shares of Common Stock or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of shares of Common Stock by the Company, the number of shares of Common Stock available for Awards under the Plan shall be increased by the number of shares of Common Stock so surrendered or withheld. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6. **ADMINISTRATION.**

(a) This Plan shall be administered by the Committee except as otherwise provided herein.

(b) Subject to the provisions hereof, insofar as this Plan relates to Key Employee Awards, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Board (or its delegate) shall administer the Plan with respect to Director Awards. Insofar as this Plan relates to Key Employee Awards, the Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee may, in its discretion, provide for the extension of the exercisability of a Key Employee Award, accelerate the vesting or exercisability of a Key Employee Award, eliminate or make less restrictive any restrictions applicable to a Key Employee Award, waive any restriction or other provision of this Plan (insofar as such provision relates to Key Employee Awards) or a Key Employee Award or otherwise amend or modify a Key Employee Award in any manner that is either (i) not adverse to the Participant to whom such Key Employee Award was granted or (ii) consented to by such Participant. The Committee may grant an Award to a Key Employee who it expects to become a Key Employee of the Company or any of its Subsidiaries within the following six months, with such Award being subject to the individual's actually becoming a Key Employee within such time period, and subject to such other terms and conditions as may be established by the Committee. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Key Employee Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

7. **DELEGATION OF AUTHORITY.** The Committee may delegate to the Chief Executive Officer and to other senior officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

8. **KEY EMPLOYEE AWARDS.**

(a) The Committee shall determine the type or types of Key Employee Awards to be made under this Plan and shall designate from time to time the Key Employees who are to be the recipients of such Awards. Each Key Employee Award shall be embodied in a Key Employee Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Key Employee Award is granted and by an Authorized Key Employee for and on behalf of the Company. Key Employee

Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. Key Employee Awards may also be granted in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other Key Employee plan of the Company or any of its Subsidiaries, including the plan of any acquired entity. A Key Employee Award may provide for the grant or issuance of additional, replacement or alternative Key Employee Awards upon the occurrence of specified events, including the exercise of the original Key Employee Award granted to a Participant. All or part of a Key Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Subsidiaries, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the death, disability or termination of employment by a Participant who is a Key Employee, any unexercised, deferred, unvested or unpaid Key Employee Awards shall be treated as set forth in the applicable Key Employee Award Agreement.

(i) ***Option***. A Key Employee Award may be in the form of an Option, which may be an Incentive Stock Option or a Nonqualified Stock Option. The Grant Price of an Option shall be no less than the Fair Market Value of the Common Stock on the Grant Date; provided, however, that the Committee may, in its sole discretion, make grants of Nonqualified Stock Options as Key Employee Awards with an exercise price per share that is less than the Fair Market Value of the Common Stock on the Grant Date with respect to no more than 1,000,000 shares of Common Stock. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded to Key Employees pursuant to this Plan, including the Grant Price, the term of the Options and the date or dates upon which they become exercisable, shall be determined by the Committee. A Key Employee who has been granted an Option under this Plan may be granted Incentive Stock Options under the Plan if the Committee shall so determine, provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Common Stock with respect to which all Incentive Stock Options are exercisable for the first time by a Key Employee during any calendar year (under all plans of Reliant or any of its Subsidiaries or the Company or any of its Subsidiaries described in Section 422(d) of the Code) exceeds $100,000, such Options shall be treated as Nonqualified Stock Options.

(ii) ***Stock Appreciation Rights***. A Key Employee Award may be in the form of an SAR. The terms, conditions and limitations applicable to any SARs awarded to Key Employees pursuant to this Plan, including the Grant Price, the term of any SARs and the date or dates upon which they become exercisable, shall be determined by the Committee.

(iii) *Stock Award.* A Key Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(iv) *Cash Award.* A Key Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

(v) *Performance Award.* Without limiting the type or number of Key Employee Awards that may be made under the other provisions of this Plan, a Key Employee Award may be in the form of a Performance Award. A Performance Award shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to the Key Employee, one or more business units of the Company, or the Company as a whole, and may include one or more of the following: earnings per share, adjusted earnings per share, total shareholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios (per employee or per customer), net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, shareholder value, net cash flow, operating income, earnings before taxes, earnings before interest and taxes, cash flow, cash from operations, cost reductions, cost ratios (per employee or per customer), proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth and total market value. Goals may also be based on performance relative to a peer group of companies or a published index. Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and Performance Awards, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation § 1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the Committee shall determine the terms, conditions and limitations applicable to any Performance Awards made pursuant to this Plan.

(b) Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Key Employee Awards made hereunder:

(i) no Participant may be granted, during any calendar year, Key Employee Awards consisting of Options and/or SARs that are exercisable for more than 1,500,000 shares of Common Stock;

(ii) no Participant may be granted, during any calendar year, Stock Awards covering or relating to more than 500,000 shares of Common Stock (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as the "Stock-Based Awards Limitations"); and

(iii) no Participant may be granted Key Employee Awards consisting of cash or in any other form permitted under this Plan (other than Key Employee Awards consisting of Options or SARs or Stock Awards) in respect of any calendar year having a value determined on the Grant Date in excess of $4,000,000.

(iv) if at the time an Option or SAR is otherwise to be granted pursuant to the Plan the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Common Stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Reliant or any of its Subsidiaries or the Company or any of its Subsidiaries (within the meaning of Section 422(b) of the Code), then any Incentive Stock Option to be granted to such optionee or rights holder pursuant to the Plan shall have a Grant Price of no less than 110% of the Fair Market Value of the Common Stock and such Incentive Stock Option by its terms shall not be exercisable after the expiration of five (5) years from the date such Incentive Stock Option is granted in compliance with the requirement of Section 422(c)(5) of the Code.

9. **DIRECTOR AWARDS.** Each Director of the Company may be granted Director Awards in accordance with this paragraph 9 and subject to the applicable terms, conditions and limitations set forth in this Plan and the applicable Director Award Agreements. Notwithstanding anything to the contrary contained herein, Director Awards shall not be granted in any year in which a sufficient number of shares of Common Stock are not available to make all such scheduled Awards under this Plan.

(a) ***Stock Award.*** A Director Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(b) ***Director Options.*** A Director Award may be in the form of a Nonqualified Stock Option. The Grant Price of a Director Option shall be equal to the Fair Market Value of the Common Stock on the Grant Date. Subject to the foregoing provisions, the terms, conditions and limitations applicable to Director Options, including the term of the Options and the date or dates upon which they become exercisable, shall be determined by the Board. The Board will not permit the repricing of Director Options by any method, including by cancellation and reissuance, and will not grant Options to Directors at a price less than Fair Market Value on the Grant Date.

(c) ***Director Award Agreements.*** Any Award of Director Awards shall be embodied in a Director Award Agreement, which shall contain the terms, conditions and limitations set forth above and shall be signed by an Authorized Executive for and on behalf of the Company.

10. **PAYMENT OF AWARDS.**

(a) ***General.*** Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If such payment is made in the form of Restricted Stock, the applicable Award Agreement relating to such shares shall specify whether they are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) ***Deferral.*** With the approval of the Committee, amounts payable in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment. The Committee may permit selected Participants to elect to defer payments of some or all types of Awards or any other compensation otherwise payable by the Company in accordance with procedures established by the Committee. Any deferred payment pursuant to an Award, whether elected by the Participant or specified by the Award Agreement or by the Committee, may be forfeited if and to the extent that the Award Agreement so provides.

(c) ***Dividends, Earnings and Interest.*** Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

(d) ***Substitution of Awards.*** Subject to the limitations set forth in Section 8(a)(i) and 8(b), at the discretion of the Committee, a Participant who is a Key Employee may be offered an election to substitute a Key Employee Award for another Key Employee Award of the same or different type.

(e) ***Cash-Out of Awards.*** At the discretion of the Committee, an Award that is an Option or SAR may be settled by a cash payment equal to the difference between the Fair Market Value per share of Common Stock on the date of exercise and the Grant Price of the Award, multiplied by the number of shares with respect to which the Award is exercised.

11. **OPTION EXERCISE.** The Grant Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or surrendering another Award, including Restricted Stock, valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of an Option, a number of the shares issued upon the exercise of the Option, equal to the number of shares of Restricted Stock used as consideration therefor, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this paragraph.

12. **TAXES.** The Company or its designated third party administrator shall have the right to deduct taxes at the applicable supplemental rate from any Key Employee Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes, provided that withholding obligations with respect to Options may only be satisfied in cash as long as withholding of stock following the exercise of an Option would result in a charge to earnings. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of

the Key Employee Award with respect to which withholding is required, except with respect to Options. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

13. **AMENDMENT, MODIFICATION, SUSPENSION OR TERMINATION OF THE PLAN.** The Board may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent such approval is required by applicable legal requirements.

14. **ASSIGNABILITY.** Unless otherwise determined by the Committee and provided in the Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 14 shall be null and void.

Subject to approval by the Committee in its sole discretion, all or a portion of any Awards granted to a Participant under the Plan, other than Incentive Stock Options, may be transferable by the Participant, to the extent and only to the extent specified in such approval, to (i) the spouse, parent, brother, sister, children or grandchildren (including adopted and stepchildren and grandchildren) of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members ("Immediate Family Member Trusts"), or (iii) a partnership or partnerships in which such Immediate Family Members have at least 99% of the equity, profit and loss interests ("Immediate Family Member Partnerships"); provided that the Award Agreement pursuant to which such Awards are granted (or an amendment thereto) must expressly provide for transferability in a manner consistent with this paragraph. Subsequent transfers of transferred Awards shall be prohibited except by will or the laws of descent and distribution, unless such transfers are made to the original Participant or a person to whom the original Participant could have made a transfer in the manner described herein. No transfer shall be effective unless and until written notice of such transfer is provided to and approved by the Committee, in the form and manner prescribed by the Committee. Following transfer, any such Awards shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and, except as otherwise provided herein, the term "Participant" shall be deemed to refer to the transferee. The consequences of termination of employment or service shall continue to be applied with respect to the original Participant, following which the Awards shall be exercisable by the transferee only to the extent and for the periods specified in this Plan and the Award Agreement.

15. **ADJUSTMENTS.**

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, and (v) the Stock-Based Awards Limitations shall each be proportionately adjusted by the Board as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Board shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the appropriate Fair Market Value and other price determinations for such Awards, and (iv) the Stock-Based Awards Limitations to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized (x) to issue or assume Awards by means of substitution of new Awards, as appropriate, for previously issued Awards or to assume previously issued Awards as part of such adjustment or (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation.

16. **RESTRICTIONS.** No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system

upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

17. **UNFUNDED PLAN.** This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

18. **AWARDS TO FOREIGN NATIONALS AND KEY EMPLOYEES OUTSIDE THE UNITED STATES.** To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practice and to further the purpose of the Plan, the Committee may, without amending the Plan, (i) establish special rules applicable to Awards granted to Participants who are foreign nationals, are employed outside the United States, or both, including rules that differ from those set forth in this Plan, and (ii) grant Awards to such Participants in accordance with those rules.

19. **GOVERNING LAW.** This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas.

20. **EFFECTIVENESS.** The Plan, as approved by the Board, shall be effective as of the date it is approved by the Stockholders at the annual meeting of Stockholders in 2002. No new Awards shall be granted under the Plan after the tenth (10th) anniversary of the effective date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award shall, continue after the authority for grant of new Awards hereunder has been exhausted.

RELIANT RESOURCES, INC.

By [signature]
Philip J. Bazelides
Senior Vice President – Human Resources

ATTEST:

[signature]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reliant Resources, Inc.
Incoming letter dated February 6, 2004

The proposal requests that the board adopt a policy requiring executive officers to retain any shares of Reliant's common stock acquired through the exercise of stock options or restricted stock until 90 days after their termination from employment or other service with Reliant.

We are unable to conclude that Reliant has met its burden of establishing that it may exclude the proposal in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that Reliant may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Reliant may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Reliant may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Reliant may exclude the proposal in reliance on rule 14a-8(i)(7). Accordingly, we do not believe that Reliant may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Daniel Greenspan
Attorney-Advisor